UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70635 / October 9, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15439

In the Matter of
 	
Anasazi Capital Corp.,
Certified Diabetic Services, Inc.,
Chartwell International, Inc. (n/k/a
   Covalent Energy International, Inc.),
China Junlian Integrated Surveillance,
Inc.,
First Sun South Corp.,
FirstPlus Financial Group, Inc., and
Great American Hotels & Resorts, Inc.,
 	
   Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CHARTWELL INTERNATIONAL, INC. (n/k/a COVALENT ENERGY INTERNATIONAL, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Chartwell International, Inc. (n/k/a Covalent Energy International, Inc.) ("Covalent Energy" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 26, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Chartwell International, Inc. (n/k/a Covalent Energy International, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Covalent Energy (CIK No. 1329184) is a void Delaware corporation located in Washington, DC. At all times relevant to this proceeding, the securities of Covalent Energy have been registered under Exchange Act Section 12(g). On August 16, 2010, Covalent Energy filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on September 8, 2011.

      2.   Covalent Energy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2009.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Elizabeth M. Murphy
                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.